EVOME MEDICAL TECHNOLOGIES ANNOUNCES RESULTS FROM ITS ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Shirley, New York, November 8, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT), today announced the results from its annual general and special meeting of shareholders held on November 8, 2024 (the "Meeting") in Shirley, New York. The total number of shares represented in person or by proxy at the Meeting was 18,991,213, representing 31.2% of the total issued and outstanding voting shares of the Company.

All matters placed before shareholders were approved including the approval of an amended and restated 2023 Equity Incentive Plan (the "A&R 2023 Equity Incentive Plan"). The A&R 2023 Equity Incentive Plan replaces the 2023 Equity Incentive Plan which became effective and was approved by shareholders on August 11, 2023, reserving. The only difference between the A&R 2023 Equity Incentive Plan and the 2023 Equity Incentive Plan is the increase of the maximum number of common shares that may be available and reserved for issuance pursuant to awards, at any time, which has been increased from 11,284,618 common shares to 11,961,275. The A&R 2023 Equity Incentive Plan is described in detail in the management information circular dated October 4, 2024 filed under the Company's SEDAR+ profile on October 18, 2024, and a copy has been filed under the Company's SEDAR+ profile.

About Evome

Evome Medical Technologies Inc. (TSXV: EVMT) specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under its wholly-owned subsidiaries. Evome's goal is to create a large, broad-based medical device company with global reach. For more information visit www.evomemedical.com.

Biodex® is a leader in innovative rehabilitation solutions, recognized for its advanced product line serving orthopedic, sports medicine and neurorehabilitation needs. Renowned for its precision and durability, Biodex® offers advanced equipment such as balance and mobility systems, isokinetic testing devices and comprehensive upper extremity rehabilitation tools. With a presence in over 70 countries and partnerships with 52 distributors, Biodex® continues to drive advancements in patient care through a strong commitment to research, education and technology integration.

For Additional Information:

Mike Seckler

Chief Executive Officer

info@evomemedical.com

For Media and Investor Relations:

irlabs

Alyssa Barry

Principal and Co-Founder

1 (833) 947-5227

Additional Information

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

There can be no assurance that any acquisitions will be completed or the sale price or timing of any acquisition. Completion of any transaction will be subject to, amongst other things, negotiation and execution of definitive agreements, and applicable director, shareholder and regulatory approvals.